UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 001-16831

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

INGERSOLL-RAND COMPANY

EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES

(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

INGERSOLL-RAND PLC

170/175 Lakeview Drive

Airside Business Park

Swords, Co. Dublin

Ireland

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Index

December 31, 2010 and 2009

Note:	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Ingersoll-Rand Company Employee Savings Plan for Bargained Employees

Davidson, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees (the “Plan”) as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees as of December 31, 2010 and 2009 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina

June 27, 2011

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009

Assets
Investments, at fair value:
Plan’s interest in Savings Plan Master Trust (Note 4)	$31,581,623	$29,163,021

Receivables
Employer contributions receivable	3,106	—
Employee contributions receivable	17,139	—
Notes receivable from participants	1,324,610	1,446,953

Total receivables	1,344,855	1,446,953

Net assets available for benefits	$32,926,478	$30,609,974

The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009

Additions to net assets attributable to:
Plan’s interest in investment income of the Savings Plan Master Trust (Note 4)	$3,776,622	$6,197,230
Interest income on notes receivable from participants	76,216	97,435

Contributions
Participant	1,438,174	1,543,877
Employer	232,199	94,814

Total additions	5,523,211	7,933,356

Deductions from net assets attributable to:
Participant withdrawals and distributions	3,192,486	3,277,275
Administrative expenses	14,221	15,974

Total deductions	3,206,707	3,293,249

Net increase	2,316,504	4,640,107

Net assets available for benefits
Beginning of year	30,609,974	25,969,867

End of year	$32,926,478	$30,609,974

The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan

The following description of the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established to provide benefits to eligible employees of Thermo King Corporation (“Thermo King”), including employees who, until October 1997, were participants in the Westinghouse Savings Program, a defined contribution plan maintained by Westinghouse Electric Corporation (“Westinghouse”), and who, by reason of the acquisition of Thermo King from Westinghouse by Ingersoll-Rand Company (“the Company”), ceased to be participants in the Westinghouse Savings Program.

Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan. The Plan’s assets are part of the Ingersoll-Rand Company Savings Plan Master Trust (“Savings Plan Master Trust”) maintained by Fidelity. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation

All individuals employed by the Company, and whose terms of employment are governed by a collective bargaining agreement which specifically allows participation in the Plan are eligible to participate in the Plan upon completion of at least one year of service, as defined in the Plan.

Contributions

Generally, participants may elect to contribute to the Plan 1% to 20% of their compensation, in increments of 1%, on an after-tax basis, a pre-tax basis or a combination thereof. Effective January 1, 2009, certain bargained groups may contribute up to 50% of their compensation. Employee contributions are subject to limitations as defined by the U.S. Internal Revenue Code (“IRC”). For a certain bargained group, the Company makes matching contributions to the Plan equal to 50% of the contributions made by participating employees, up to a maximum employer contribution of 3% of the participants’ eligible compensation. For another bargained group, the Company makes matching contributions to the Plan equal to 25% of the first 5% of pre-tax contributions made by participating employees, up to a maximum employer contribution of 1.25% of the participants’ eligible compensation. Participants may change their contribution amounts at any time by contacting Fidelity. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and an Ingersoll Rand Stock Fund for participants as investment options.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) allocations of the Company’s matching contribution (if applicable), (c) allocations of Plan earnings (losses), net of investment management fees, and (d) any Company discretionary contributions. Each participant’s account is charged with an allocation of applicable administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts (if applicable) is based on years of continuous service. A participant is 100% vested after three to five years of service, based on the specific bargaining unit. All Company matching contributions, not otherwise vested, become 100% vested upon the participant’s death, disability or the participant’s becoming a retired participant.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2010 and 2009

Notes Receivable from Participants

For certain bargaining units, participants may borrow from their accounts in multiples of $100 with a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested eligible account balance reduced by the highest outstanding loan balance during the preceding twelve months. Participants are permitted to have one outstanding loan at any given time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 6–60 months. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of prime plus 1% (rounded to the nearest 0.5%) at the time of the loan, which is commensurate with local prevailing rates as determined by the Plan Administrator. At December 31, 2010 and 2009, interest rates ranged from 4.25% to 10.0%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant with a vested account balance greater than $3,500 to $5,000, based on the specific bargaining unit, has three options: (1) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account; (2) receive installments in the form of various types, as defined by the Plan; or (3) roll over the balance in his or her account to another qualified plan or Individual Retirement Account (“IRA”). A participant with a vested account balance of $5,000 or less may only choose options (1) or (3).

Administration and Expenses

Fidelity is the Plan’s trustee and recordkeeper. The Ingersoll-Rand Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof. The Ingersoll-Rand Benefits Investment Committee selects and approves the Plan’s investment options. Certain expenses associated with the administration of the Plan and the Trust are paid for by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees, distribution fees and fees related to investments in the self directed brokerage accounts are paid for by the participant.

Forfeited Accounts

At December 31, 2009, forfeited non-vested accounts were $126. There were no forfeited non-vested accounts at December 31, 2010. Forfeited non-vested amounts may be used to reduce future employer contributions. In 2010 and 2009, employer contributions were reduced by $909 and $6,696 respectively, from forfeited non-vested accounts.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Valuation of Investments

A portion of Plan assets are part of the Savings Plan Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2010 and 2009

Investments in the Savings Plan Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

The statements of changes in net assets include unrealized appreciation or depreciation in accordance with the policy of stating investments at fair value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits to participants are recorded when paid.

Reclassifications

Certain reclassifications have been made to the prior period presented in the financial statements to conform to the current year presentation.

New Accounting Pronouncements

Effective January 1, 2010, the Plan adopted the Financial Accounting Standards Board (“FASB”) authoritative guidance on reporting loans to participants by defined contribution pension plans. In accordance with the provisions, participant loans are required to be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance, plus any accrued but unpaid interest. The adoption of this accounting standard requires reclassification of participant loans from investments to notes receivable from participants on the Statement of Net Assets Available for Benefits as of December 31, 2009. Accordingly, the 2009 financial statements have been reclassified to conform to the 2010 presentation.

Subsequent Events

The Company has evaluated subsequent events since the date of these financial statements. The Company has determined there were no material events that would require adjustment to or disclosure in the Plan’s financial statements.

3.	Fair Value Measurements

GAAP defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2010 and 2009

The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Ingersoll Rand Stock Fund: Valued at the net asset value (“NAV”) of shares held by the Savings Plan Master Trust at year end. The fund primarily invests in ordinary shares of Ingersoll-Rand plc, which is traded on the New York Stock Exchange (“NYSE”) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments.

Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the NAV of shares held by the Savings Plan Master Trust at year end. Investments in registered investment companies generally may be redeemed daily.

Common collective trusts: These assets are not always available in an exchange or active market; however, the fair value is determined based on the NAV of the underlying assets as traded in an exchange or active market. Common collective trusts generally may be redeemed monthly. Effective January 1, 2010, Plan management applied fair value measurement guidance when using NAV as a practical expedient and determined that the level of the Plan’s investment in common collective trusts as of January 1, 2010 should be reclassified within Level 2.

Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts.

Money market funds: Valued at the NAV of the funds in which the Savings Plan Master Trust participates at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2010 and 2009

or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	Investment in the Savings Plan Master Trust

The Plan’s investments are in the Savings Plan Master Trust which was established for the investment of assets of the Plan and several other Ingersoll-Rand Company sponsored retirement plans. The assets of the Savings Plan Master Trust are held by Fidelity. Each participating retirement plan has an undivided interest in the Savings Plan Master Trust. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at year end. At December 31, 2010 and 2009, the Plan had a 0.91% and 0.95%, respectively, participation in the Savings Plan Master Trust.

The net assets of the Savings Plan Master Trust consisted of the following at December 31:

	2010	2009

Investments, at fair value
Money market portfolio	$141,723,176	$148,291,472
Mutual funds	1,228,345,429	1,068,037,089
Self-directed brokerage accounts	184,713,390	135,234,812
Common collective trusts	833,294,317	764,508,749
Ingersoll Rand Stock Fund	1,067,495,072	943,251,993

Net assets available for benefits	$3,455,571,384	$3,059,324,115

Net realized and unrealized appreciation of investments and interest and dividend income for the Savings Plan Master Trust for the years ended December 31, are as follows:

	2010	2009

Investment income:
Net appreciation in fair value of investments
Mutual funds	$123,831,355	$71,158,770
Self-directed brokerage accounts	20,895,315	2,635,445
Common collective trusts	93,642,569	84,195,864
Ingersoll Rand Stock Fund	259,087,378	123,599,700

	497,456,617	281,589,779
Interest and dividend income	40,954,758	10,949,748

Total investment income	$538,411,375	$292,539,527

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2010 and 2009

The following summarizes the classification of the underlying investments in the Savings Plan Master Trust by level within the fair-value hierarchy as of December 31, 2010 and 2009:

Assets at fair value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$141,723,176	$—	$—	$141,723,176
Mutual funds:
Growth funds	506,689,258	—	—	506,689,258
Bond fund	278,762,743	—	—	278,762,743
International growth funds	236,196,087	—	—	236,196,087
Domestic equity fund	86,053,138	—	—	86,053,138
Fixed income fund	55,655,818	—	—	55,655,818
Value equity fund	37,877,101	—	—	37,877,101
Index funds	27,111,284	—	—	27,111,284
Self-directed brokerage accounts	184,713,390	—	—	184,713,390
Common or collective trusts:
Index funds *		117,362,141		117,362,141
Lifestyle funds **		715,932,176		715,932,176
Ingersoll Rand Stock Fund ***	—	1,067,495,072	—	1,067,495,072

Total assets at fair value	$1,554,781,995	$1,900,789,389	$—	$3,455,571,384

*	Represents investment in common collective trust consisting of companies composing the Standard & Poor’s (“S&P”) 500 index. Equity index funds seek to replicate the movements of an index specific market, such as the S&P 500 Index, regardless of market conditions. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

**	Represents investment in an asset mix determined by the level of risk and return for the fund’s particular time frame. Lifestyle funds seek to provide an asset mix based on factors such as the investor’s age, level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

***	Represents investment in Ingersoll-Rand plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2010 and 2009

Assets at fair value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$148,291,472	$—	$—	$148,291,472
Mutual funds:
Growth funds	426,302,881	—	—	426,302,881
Bond fund	254,891,834	—	—	254,891,834
International growth funds	225,141,090	—	—	225,141,090
Domestic equity fund	80,192,203	—	—	80,192,203
Fixed income fund	40,348,957	—	—	40,348,957
Value equity fund	21,744,332	—	—	21,744,332
Index funds	19,415,792	—	—	19,415,792
Self-directed brokerage accounts	135,234,812	—	—	135,234,812
Common or collective trusts
Index funds *	108,327,338	—	—	108,327,338
Lifestyle funds **	—	656,181,411	—	656,181,411
Ingersoll Rand Stock Fund ***	—	943,251,993	—	943,251,993

Total assets at fair value	$1,459,890,711	$1,599,433,404	$—	$3,059,324,115

*	Represents investment in common collective trust consisting of companies composing the Standard & Poor’s (“S&P”) 500 index. Equity index funds seek to replicate the movements of an index specific market, such as the S&P 500 Index, regardless of market conditions. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

**	Represents investment in an asset mix determined by the level of risk and return for the fund’s particular time frame. Lifestyle funds seek to provide an asset mix based on factors such as the investor’s age, level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

***	Represents investment in Ingersoll-Rand plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

5.	Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts and shall be entitled to a distribution of their respective account balances.

6.	Risks and Uncertainties

Through the Savings Plan Master Trust, the Plan provides for various investment options in any combination of common stocks, mutual funds, common collective trusts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2010 and 2009

Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

7.	Party-In-Interest Transactions

Certain Plan investments held in the Savings Plan Master Trust are shares of mutual funds and short-term investments managed by Fidelity. Fidelity is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions, but are not deemed prohibited transactions.

Certain Savings Plan Master Trust investments are units of the Ingersoll Rand Stock Fund which primarily invests in ordinary shares of the Company. These transactions qualify as party-in-interest transactions, but are not deemed prohibited transactions.

8.	Tax Status

The U.S. Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010	Schedule I

Plan Sponsor:	Ingersoll-Rand Company
Employer Identification:	13-5156640
Plan Number:	076

	Identity of issue, borrower lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
*	Plan’s interest in Savings Plan Master Trust, excluding participant loans	Master Trust 0.91% participation	**	$31,581,623

***	Participant loans	Due 01/01/2011 - 02/11/2016 4.25% - 10.00%	—	1,324,610

	TOTAL ASSETS (Held at End of Year)			$32,906,233

*	Includes assets which represent permitted party-in-interest transactions to the Plan.

**	Cost information is not required for participant directed investments and is therefore omitted.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES

Dated: June 27, 2011	By:	/s/ Sheila Savageau

Name: Sheila Savageau
Title: Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Dixon Hughes Goodman LLP